

September 24, 2010

Brian Roberts
Chief Financial Officer
Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730

> **Re:** **Insulet Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 9, 2010**
> **Amendment No. 1 to Form 10-K filed August 9, 2010**
> **File No. 001-33462**

Dear Mr. Roberts:

We have reviewed your response letters dated September 13, 2010 and September 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 8. Facility Agreement and Common Stock Warrants, page F-17

1.   We note your response to prior comment 1 from our September 10, 2010 letter received September 22, 2010. Please note we have not yet completed our evaluation of your response to our comment. We may have further comment after completing our review.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Note 16. Restatement of Previously Issued Financial Statements, page F-23

2.   Please refer to prior comment 2 from our August 27, 2010 letter. We note your response to our comment where you discuss the cash flow analysis you prepared for the original and amended debt agreements under various prepayment scenarios under FASB ASC 470-50-40-12(c). Please provide us with a summary of the revised cash flow analysis you prepared for the original and amended debt agreements which support your debt modification treatment along with the cash flow analysis you used originally to support the debt extinguishment conclusion. Please include sufficient reasonable detail under the appropriate scenarios, including the exercise or nonexercise of the prepayment option, for us to understand your cash flow analysis.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any questions.

                                                Sincerely,

                                                /s/Kate Tillan for

                                                Martin James
                                                Senior Assistant Chief Accountant